May 15, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Katherine Bagley

Re:	Remembrance Group, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 27, 2020

File No. 024-11179

Ladies and Gentlemen:

We hereby submit the responses of Remembrance Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 7, 2020, providing the Staff’s comments with respect to the Company’s Amendment No.1 to Offering Statement on Form 1-A (as amended, the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Offering Statement on Form 1-A filed April 27 2020 Part II - Offering Circular

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.	In your response to comment 12, you stated you have quantified the drivers impacting changes in your results of operations, and also included quantification of how those changes are attributable to changes in prices or changes in volume. However, it does not appear that your results of operations includes any additional quantification of the drivers of the changes. Please expand your disclosure to include additional quantification and discussion of the significant factors materially affecting your revenues, costs of revenues, general and administrative expenses and other income (loss), and quantify the significant drivers impacting each. For example, you state that service revenue decreased $85,107 in 2019 as compared to 2018. Please explain why the revenue decreased and how that decrease is a result of changes in prices and volumes.

RESPONSE: We have expanded our disclosure in the Offering Statement Amendment to include additional quantification and discussion of the significant factors materially affecting our revenues, expenses and other income and loss, and have quantified the significant drivers impacting each.

U.S. Securities and Exchange Commission

May 15, 2020

Consolidated Statements of Operations, page F-4

2.	We reviewed your responses to comments 22 and 23. Please revise to disclose in the notes to consolidated financial statements the nature of expenses included in the cost of property and merchandise, cost of service, overhead and other expenses, and general and administrative expenses line items. In doing so, please address what payroll and depreciation and amortization is included in each line item. Please also disclose that your calculation of gross profit may differ from other companies' calculations.

RESPONSE: We have revised the notes to consolidated financial statements in the Offering Statement Amendment to disclose the nature of expenses included in the cost of property and merchandise, cost of service, overhead and other expenses, and general and administrative expenses line items. We have also disclosed that our calculation of gross profit may differ from other companies’ calculations.

3.	We note your response to comment 24, in which you cite FASB ASC 260-10-45-11 as the basis for including your preferred stock dividends as component of other expense in your income statement. Please note that the reference to deducting dividends from income available to stockholders in ASC 260-10-45-11 is only in relation to computing earnings or loss per share. Please revise the computation and modify your presentation of dividends to remove such items from your computation of net loss, include them as an increase to net loss in computing net loss attributable to common units and include them as a component within your statement of equity, or tell us why no such revision is necessary. Further, you state that preferred unitholders did not participate in losses similar to common unitholders. As such, remove the preferred units from the weighted average shares and present only net loss per common unit, or explain why your current presentation is correct. Please also consider whether this change constitutes a correction of an error within the scope of FASB ASC 250-10-45-22 through 45-28, and if so, please include the disclosures required by FASB ASC 250-10-50-7 through 50-10.

RESPONSE: In the Offering Statement Amendment, we have revised our disclosure as requested above.

U.S. Securities and Exchange Commission

May 15, 2020

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 239-666-3440 or Lou Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

REMEMBRANCE GROUP, INC.

By:	/s/ Dennis Smith
Dennis Smith
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.